State of Delaware
Secretary of State
Division of Corporations
Delivered 08:42 AM 06/02/2023
FILED 08:42 AM 06/02/2023
SR 20232645724 - File Number 6073927

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
OPTI-HARVEST, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The undersigned, Geoffrey Andersen, the Chief Executive Officer of Opti-Harvest, Inc., a Delaware corporation (the "Corporation"), hereby certifies:

FIRST: That the Board of Directors of the Corporation duly adopted by unanimous written consent certain resolutions setting forth the proposed amendment to the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling for the submission of such amendment to the stockholders of the Corporation pursuant to Section 242(b)(2) of the General Corporation Law of the State of Delaware, and stating that such amendment will be effective only after approval thereof by the holders of a majority of the outstanding shares of common stock, par value $0.0001 per share, of the Corporation entitled to vote thereon.

SECOND: That thereafter, pursuant to resolutions of the Board of Directors of the Corporation, such amendment was submitted to the holders of a majority of the common stock of the Corporation, and a majority of such holders adopted by written consent the following resolution to amend the Certificate of Incorporation of the Corporation:

RESOLVED, Article IV of the Certificate of Incorporation, as amended, of this Corporation is hereby amended by adding the following :

> "**Reverse Stock Split**. On the date of effective date of this Certificate of Amendment, the Corporation will effect a reverse stock split (the "**Reverse Stock Split**") of its outstanding Common Stock pursuant to which every two (2) issued and outstanding shares of the Corporation's Common Stock, par value $0.0001 (the "**Old Common Stock**") shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 (the "**New Common Stock**"). Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, further, that no cash will be paid or distributed as a result of the Reverse Stock Split and no fractional shares will be issued. All fractional shares which would otherwise be required to be issued as a result of the Reverse Stock Split will be rounded up to the nearest whole share.
>
> Notwithstanding the foregoing, the language under this Article IV shall not be amended in any way."

THIRD: That this Certificate of Amendment to the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation on May 18, 2023.

By: ______________________
Name: Geoffrey Andersen
Title: Chief Executive Officer